Hubbell Incorporated 584 Derby Milford Road P. O. Box 549 Orange, CT 06477-0589 203-799-4100
January 4, 2008
Perry J. Hindin, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Hubbell Incorporated Response to Comment Letter dated December 5, 2007 Definitive 14A Proxy Statement filed March 20, 2007 (“Proxy Statement”) File No. 001-02958
Dear Mr. Hindin:
The following represents Hubbell Incorporated’s (the “Company”) response to the comments of the staff of the Division of Corporation Finance in your letter, dated December 5, 2007, to my attention with respect to the Company’s response letter dated September 21, 2007. For ease of reference each comment is repeated in italics below and followed by the Company’s response.
1. We note your response to our prior comment 3. As it appears you have benchmarked compensation of your named executive officers to the general manufacturing companies referenced in your response, you must identify all such companies. Please confirm that in future filings you will provide such disclosure.
The Compensation Committee reviews median pay levels for specific positions at manufacturing companies represented in the Hewitt Associates Total Compensation DataBase™. The data relied upon by the Committee is a statistical summary of pay practices and is not benchmarked to individual companies. In fact, the Compensation Committee does not know the specific companies whose pay practices are reflected in the statistical summary, nor does it receive information with respect to pay practices at any individual company included in the database.
However, in the future, should the Company benchmark its pay practices against specific companies, we will disclose such specific companies in future filings.

2. We note your response to our prior comment 6. Please provide a more detailed discussion supporting your conclusion that disclosure of such objectives would result in competitive harm. For example, but without limitation, describe in your response letter how a competitor would be able to use the disclosed quantification of operating profit and trade working capital objectives and the disclosed details of the strategic objectives of the individual business units to derive your costs, pricing, cash flow and product performance and why information about a past fiscal period would cause you competitive harm in the future.
With respect to 2006 compensation, a composite measure of operating profit and trade working capital was established and represented 70% of the group vice presidents’ overall bonus target. This composite measure was weighted 75% on the performance against the operating profit plan and 25% against the trade working capital plan for the applicable business platform.
The targets, actual performance and resulting bonuses for Mr. Muse were as follows:

Quantitative Criteria	Target	Actual Performance
Operating profit	14% increase over prior year	6% decrease over prior year
Trade working capital as a percentage of net sales	1.3 percentage point decrease over prior year	1.1 percentage point increase over prior year

As a result of less than planned performance, Mr. Muse’s performance against the composite measure was 42%.
The targets, actual performance and resulting bonuses for Mr. Murphy were as follows:

Quantitative Criteria	Target	Actual Performance
Operating profit	30% increase over prior year	7% increase over prior year
Trade working capital as a percentage of net sales	0.9 percentage point decrease over prior year	2.2 percentage point increase over prior year

As a result of less than planned performance, Mr. Murphy’s performance against the composite measure was 50%.
A portion of the group vice presidents’ overall bonus target was based on a number of individual strategic objectives which the Company believes to be immaterial relative to any group vice president’s total compensation. In future filings the Company will describe the general nature of the individual strategic objectives and the context of such objectives.
Also, in future filings the Company will provide a quantitative discussion of the terms of material performance objectives for past fiscal periods underlying incentive compensation, unless those objectives change from the type of objectives used in 2006 and disclosure thereof would result in competitive harm such that it may omit this information under Instruction 4 to Item 402(b) of Regulation S-K. In such case, the Company will disclose how difficult it would be for the named executive officer, or how likely it will be for the Company, to achieve the undisclosed target levels.

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Hubbell Incorporated acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Hubbell Incorporated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with this response please call the undersigned at (203) 799-4230, or Erica Steinberger of Latham & Watkins LLP at (212) 906-1306.

Very truly yours, /s/ Richard W. Davies Richard W. Davies Vice President, General Counsel and Secretary

cc:	Timothy H. Powers Erica Steinberger

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